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DAVID CHO

david.cho@dechert.com
+852 3518 4797 Direct
+852 3518 4796 Fax

September 10, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:          OCI Resources LP

Amendment No. 4 to Registration Statement on Form S-1

Filed September 3, 2013

File No. 333-189838

Ladies and Gentlemen:

On behalf of OCI Resources LP, a Delaware limited partnership (the “Partnership”), set forth below are the responses of the Partnership to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 6, 2013, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments exactly as set forth in the comment letter.  The Partnership’s response to each comment is set forth immediately below the text of the applicable comment.  Concurrently, the Partnership is filing Amendment No. 5 (“Amendment No. 5”) to its Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR.  We will also provide to you under separate cover courtesy copies of Amendment No. 5, as filed and marked to show the changes from Amendment No. 4 to the Registration Statement filed on September 3, 2013.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Notes to Consolidated Financial Statements

1.              We note from your disclosure that you intend to distribute approximately $88.1 million in cash to OCI Wyoming Holding Co. This appears to be inconsistent

United States Securities and Exchange Commission September 10, 2013

with your disclosure on page 60, which states that you intend to make a cash payment of approximately $69.1 million to Wyoming Co. in exchange for the contribution of its 10.02% limited partner interest in OCI Wyoming and a distribution of approximately $19.0 million to OCI Chemical. Please tell us how you considered these transactions, specifically the $69.1 million cash payment to Wyoming Co. to be a distribution to owners.

Response:

The Partnership has revised Note 2 to the Consolidated Financial Statements of OCI Wyoming Holding Co. and Subsidiary (Predecessor) included in Amendment No. 5 on pages F-14 and F-31 to be consistent with the cited disclosure on page 60 and elsewhere in the prospectus.  Prior and subsequent to the offering, OCI Holdings and Wyoming Co. are both commonly controlled subsidiaries of OCI Chemical.  Because all of the net proceeds from the offering will ultimately be received by OCI Chemical through its common ownership of both OCI Holdings and Wyoming Co., and the cash payment of approximately $69.1 million to Wyoming Co. and the distribution of approximately $19.0 million to OCI Holdings both have the same accounting consequence as equity transactions between commonly controlled entities, the Partnership believes there is no substantive difference between the form of the cash payment and the distribution.

Notes to Consolidated Financial Statements

2.              It appears that your earnings for the year ended December 31, 2012 exceed the intended distribution of $19.0 million. Please provide us with a detailed discussion to support your inclusion of the 5,000,000 shares issued in the offering when calculating the pro forma per share data. In addition, please tell us how you considered the impact of the provision for income taxes attributable to the non-controlling interest in your calculation.

Response:

The Partnership has revised Note 2 to the Consolidated Financial Statements of OCI Wyoming Holding Co. and Subsidiary (Predecessor) included in Amendment No. 5 on pages F-14-15 and F-31-32 to clarify its application of Staff Accounting Bulletin 1.B.3 (including adjusting for earnings and capital distributions for the interim six-month period ended June 30, 2013 on a rolling 12-month basis) and the resulting calculation of unaudited pro forma per share data.

With respect to the impact of the provision for income taxes attributable to the non-controlling interest in such calculation, the Partnership notes that, given its partnership structure, OCI

United States Securities and Exchange Commission September 10, 2013

Wyoming is a pass-through entity and not subject to entity-level income taxes.  As such, no income tax expense is attributable to OCI Wyoming; rather, such expense is attributable to its owners (i.e. Wyoming Co., OCI Holdings and NRP).  Therefore, in accordance with the guidance in ASC 810-45-18 through -45-21, when consolidating OCI Wyoming, OCI Holdings should only recognize income taxes on its controlling interest in OCI Wyoming’s pre-tax income. The income taxes on OCI Wyoming’s pre-tax income attributed to the non-controlling interest holders (i.e. Wyoming Co. and NRP) is not included in the consolidated income tax expense of OCI Holdings and, consequently, is not considered in the pro forma pre-tax income of the Partnership or the calculation of unaudited pro forma per share data.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 011.852.3518.4797 (or by facsimile at 011.852.3518.4796) or Thomas Friedmann at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ David Cho

David Cho

cc:	Joshua Davidson, Baker Botts L.L.P.
Hillary H. Holmes, Baker Botts L.L.P.
Thomas Friedmann, Dechert LLP
Suying Li
Angela Halac
Ken Schuler
Ruairi Regan
David Link